Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

		Years ended December 31
	(Dollars in millions)	2005	2004	2003	2002	2001

	General Electric Company and consolidated affiliates
	Earnings (a)	$23,115	$20,499	$17,919	$20,662	$18,472
Plus:	Interest and other financial charges included in expense	15,276	11,721	10,542	9,883	10,775
	One-third of rental expense (b)	644	601	520	558	538

	Adjusted “earnings”	$39,035	$32,821	$28,981	$31,103	$29,785

	Fixed Charges:
	Interest and other financial charges	$15,276	$11,721	$10,542	$9,883	$10,775
	Interest capitalized	108	92	48	53	98
	One-third of rental expense (b)	644	601	520	558	538

	Total fixed charges	$16,028	$12,414	$11,110	$10,494	$11,411

	Ratio of earnings to fixed charges	2.44	2.64	2.61	2.96	2.61

(a)	Earnings before income taxes, minority interest, discontinued operations and cumulative effect of accounting changes.
(b)	Considered to be representative of interest factor in rental expense.